BIT DIGITAL, INC.
33 Irving Place
New York, NY 10003

May 2, 2022

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Tonya K. Aldave

Re:	Bit Digital, Inc.
Form F-3 Registration Statement
File No. 333-257934

Dear Ms. Aldave:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Bit Digital, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form F-3 be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 4:30 p.m. (EST) on May 4, 2022, or as soon thereafter as possible.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

  should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BIT DIGITAL, INC.

/s/ Bryan Bullett
By: Bryan Bullett, Chief Executive Officer